Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated July 9, 2007

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on July 9, 2007, entitled "Norsk Hydro ASA and Norsk Hydro Produksjon AS Announce Preliminary Results of Consent Solicitations and Norsk Hydro Produksjon AS Announces Extension of Consent Solicitation".

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statement on Form F-4 (File No. 333-141445) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Norsk Hydro ASA and Norsk Hydro Produksjon AS Announce Preliminary Results of Consent Solicitations and Norsk Hydro Produksjon AS Announces Extension of Consent Solicitation

Oslo − 5 July 2007. Norsk Hydro ASA (“Norsk Hydro”) announced today the preliminary results of a solicitation of consents to certain amendments to the indenture (the “Norsk Hydro Indenture”) relating to its $300,000,000 6.36% Notes due 2009, $350,000,000 9.00% Debentures due 2012 (of which $152,853,000 are outstanding), $99,522,000 9.125% Debentures due 2014, $300,000,000 7.50% Debentures due 2016 (of which $243,825,000 are outstanding), $250,000,000 6.70% Debentures due 2018, $300,000,000 7.75% Debentures due 2023, $250,000,000 7.15% Debentures due 2025, $480,512,000 7.25% Debentures due 2027, $250,000,000 6.80% Debentures due 2028, and $275,000,000 7.15% Debentures due 2029 (collectively, the “Norsk Hydro Securities”).  As of 5:00 p.m., New York time, on 3 July 2007, Norsk Hydro received the consents of holders of a majority in outstanding principal amount of each series of the Norsk Hydro Securities.

Norsk Hydro Produksjon AS (“Norsk Hydro Produksjon”) announced today the preliminary results of a solicitation of consents to certain amendments to the indenture (the “Norsk Hydro Produksjon Indenture”) relating to its $100,000,000 9.125% Debentures due 2014 (of which $478,000 are outstanding) and $500,000,000 7.25% Debentures due 2027 (of which $15,588,000 are outstanding) (collectively, the “Norsk Hydro Produksjon Securities” and, together with the Norsk Hydro Securities, the “Securities”).  As of 5:00 p.m., New York time, on 3 July 2007, Norsk Hydro Produksjon received the consents of holders of a majority in outstanding principal amount of the 7.25% Debentures due 2027.

The final consents represented the following percentage of each series of the Norsk Hydro Securities and of the 7.25% Debentures of Norsk Hydro Produksjon outstanding prior to the consummation of the consent solicitation:

Security	Amount Outstanding	Percent Consenting
Norsk Hydro
6.36% Notes due 2009	$300,000,000	98.38%
9.00% Debentures due 2012	$152,853,000	99.64%
9.125% Debentures due 2014	$99,522,000	95.27%
7.50% Debentures due 2016	$243,825,000	97.81%
6.70% Debentures due 2018	$250,000,000	98.22%
7.75% Debentures due 2023	$300,000,000	99.26%
7.15% Debentures due 2025	$250,000,000	99.92%
7.25% Debentures due 2027	$480,512,000	99.90%
6.80% Debentures due 2028	$250,000,000	99.86%
7.15% Debentures due 2029	$275,000,000	99.95%

Norsk Hydro Produksjon
7.25% Debentures due 2027	$15,588,000	97.08%

Norsk Hydro Produksjon also announced today the extension of its consent solicitation in respect of its 9.125% Debentures due 2014 to 5:00 p.m., New York time, on 16 July 2007.  As of 5:00 p.m., New York time, on 3 July 2007, Norsk Hydro Produksjon received the consents of holders of $85,000 of the $478,000 outstanding principal amount of the 9.125% Debentures due 2014.  The extension of the consent solicitation is being made upon the terms and is subject to the conditions set forth in the consent solicitation statement and prospectus dated 19 June 2007 (the “Consent Solicitation Statement”) and the related consent letters dated 19 June 2007 (the “Consent Letters”).

Citigroup Global Markets Limited is acting as Solicitation Agent with respect to the consent solicitation for the Securities.  Questions with respect to the terms of the extended consent solicitation should be directed to Citi at +44 (0) 20 7986 8969, (800) 558-3745 (toll free) or (212) 723-6106 (collect).

Global Bondholder Services Corporation (“GBSC”) is acting as both “Information Agent” and “Tabulation Agent” with respect to the consent solicitation for the Securities. Requests for assistance in completing and delivering the Consent Letters or requests for additional copies of the Consent Solicitation Statement, the Consent Letters or other related documents for the extended consent solicitation should be directed to GBSC at +1 866 387 1500 (toll-free) or +1 212 430-3774 (banks and brokers).

STATOIL ASA (Registrant)
Dated: July 9, 2007	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer